Simpson Thacher & Bartlett llp

425 lexington avenue

new york, ny 10017-3954

telephone: +1-212-455-2000

facsimile: +1-212-455-2502

VIA EDGAR

October 15, 2025

Re:	ISQ Open Infrastructure Company LLC Registration Statement on Form 10-12G/A

Filed July 3, 2025
File No. 000-56735

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ISQ Open Infrastructure Company LLC (the “Company”), we are providing the following responses to the Comment Letter. To assist in your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Post-Effective Amendment No. 1 to the Company’s registration statement on Form 10-12G/A (the “Registration Statement”). Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in Post-Effective Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note your responses to prior comments 2, 3 and 4 provided on June 3, 2025. We note the following statements regarding your primary business, which appear to contain material variations: (i) your sources of income “demonstrate that each Series will be primarily engaged in the business of its JVs”; (ii) you will be “primarily engaged in acquiring, owning and controlling [your] Control JVs”; and (iii) “[you] ha[ve] consistently represented that [you], including [your] significant subsidiaries, will be primarily engaged in managing the operation of [your] portfolio companies through the Control JVs.” We also note apparent variation in the scope of activities considered as part of your analysis of your business, including indication that the JVs will not be consolidated (with indication that their purchases of Infrastructure Assets and portfolio companies will not be considered as part of your status analysis), even while you (i) represent yourself as seeking to “own, control, and provide capital to private companies, Infrastructure Assets and infrastructure-related assets,” (ii) indicate that “we seek to acquire Infrastructure Assets” and (iii) indicate that “[you] will exercise control over [your] Infrastructure Assets.” We have the following related comments:

Your comments above and below suggest that the purported inconsistency you perceived is between (x) our analysis stating that “the Company,” meaning the Company and its subsidiaries consolidated under U.S. generally accepted accounting principles (“GAAP”), will not be engaged in buying and selling securities on an ongoing basis, which goes toward the application of the assets and/or income factors under Tonopah,1 and (y) the Company’s narrative disclosures, which you suggest collapse some actions of the Company’s Control JVs with the Company and therefore “implies consideration” of the Control JVs as part of the Company’s analysis, which may implicate the Tonopah factor that considers the Company’s public representations of policy. We respectfully submit that these are two analytically distinct inquiries and that when viewed in context the disclosure, as a whole, is consistent and appropriate.

Section 3(a)(1)(A) interrogates whether an issuer is, or holds itself out as being, primarily engaged in the business activities of investing, reinvesting, or trading in securities.2 To determine what business activity an issuer is primarily engaged in, the Commission has held that an issuer must apply the five-factor test outlined in Tonopah. Those five factors are (1) an issuer’s historical development, (2) its public representations of policy, (3) the activities of its officers and directors, (4) the nature of its present assets, and (5) the sources of its present income (collectively, the “Tonopah Factors”).3 As we have explained in our prior letter, we do not believe that the Company is primarily engaged in the business of investing, reinvesting, or trading in securities after an application of the Tonopah Factors.4

[1]	In re Tonopah Mining Co. of Nevada, 26 S.E.C. 426 (1947) (“Tonopah”).
[2]	See Section 3(a)(1)(A) of the Investment Company Act. Unless other specified, all references herein to sections and rules are references to sections and rules promulgated under the Investment Company Act.
[3]	See Tonopah at 427.
[4]	See generally our prior letter dated June 3, 2023 (our “Prior Letter”).

In response to your comment above and to provide the relevant context for our responses below, we first explain our view that our application of Tonopah’s assets and income tests by reference to GAAP consolidated financials is logical and correct, and consistent with our understanding of the historical views of the Commission and its Staff. Second, we explain why the Company’s narrative disclosures do not inform how the Company analyzes its assets and income for purposes of the Tonopah test, as applied by the Commission, its Staff and market participants over time. Third, we explain why we do not believe that the Staff has correctly characterized the Company’s disclosures.

The Application of Tonopah and Our Use of GAAP Consolidation

Your comment suggests that our public disclosure and responses contain material variations and imply that we have not properly accounted for the activities of these Control JVs as part of our status analysis of the Company. We disagree. Our analysis does not consolidate the activities (i.e., the assets and income) of the Control JVs, but that does not mean that our analysis does not consider the assets and income of the Control JVs. Our analysis considers the assets and income of the Control JVs in the Company’s analysis in the same way it considers the assets and income of any other unconsolidated subsidiary when applying Investment Company Act status tests; as entries on the balance sheet reflecting the value of the Company’s interest in that subsidiary.

This is consistent with our understanding of how Investment Company Act status testing is conducted across the board. For example, under Rule 3a-1 and Rule 3a-8 (which incorporates, to a degree, the Tonopah factors), it is explicitly stated that an issuer must test its asset and income on an unconsolidated basis except that the issuer’s wholly owned subsidiaries must be consolidated with the issuer. That does not mean that the issuer’s non-wholly owned subsidiaries are “disregarded” under the Rule 3a-1 or Rule 3a-8 analysis. It means that those unconsolidated majority-owned or primarily controlled subsidiaries are considered on a standalone, disaggregated basis, and then the result of that separate analysis is used to inform elements of the parent’s analysis.5

The same is true for the Company’s analysis under Section 3(a)(1)(A). As we indicated in our Prior Letter, the Company will examine its unconsolidated subsidiaries on a standalone basis to determine whether it should be treated as securities-related or non-securities related for purposes of the Company’s analysis. We have determined that the Company’s Control JVs are appropriately considered non-securities-related investments while the Company’s Non-Control JVs should be considered securities-related investments. But for the avoidance of doubt, both types of JVs are considered in the Company’s application of 3(a)(1)(A).

[5]	For example, an issuer would evaluate each subsidiary to determine whether it would qualify as a majority-owned subsidiary or a primarily controlled subsidiary and then also analyze whether each subsidiary would be deemed an investment company but for the exemptions in Section 3(c)(1) and 3(c)(7). The parent’s interest in a majority-owned or primarily controlled subsidiary that is not an investment company or relying on 3(c)(1) or 3(c)(7) would be a considered non-securities-related and therefore a “good” asset under the parent’s Rule 3a-1 or 3a-8 test.

The Company does not intend to allocate its assets such that securities-related assets such as the Non-Control JVs will comprise the majority of its assets. Rather, as the Company has explained, the Company’s intention is that the Company’s interests in its Control JVs—which such Control JVs will not be deemed investment companies under either Section 3(a)(1)(A) or 3(a)(1)(C) when analyzed on a standalone basis—will comprise the large majority of the Company’s assets by value. As our Previous Letter noted, the Company will also provide debt financing to specific infrastructure projects through a wholly owned lending subsidiary (the “Lending Subsidiary”) that is expected to rely on the exclusions from the definition of investment company set out in Section 3(c)(5)(A) and/or (B). As a wholly owned subsidiary of the Company, the loans originated or acquired by the Lending Subsidiary will be securities on the Company’s balance sheet. Those loans, however, are expected to comprise only a minority of the Company’s assets and thus will not be its primary engagement.6

The Company does not consolidate the financial reports showing each JV’s assets or income with those of the Company for purposes of the assets and income factors under the Tonopah test because the expectation is that the Company’s JVs will not be consolidated with the Company under GAAP. Accordingly, the underlying assets held by the Company’s JVs (e.g., interests in portfolio companies) and any income related to those interests would not be attributed directly to the Company through consolidation. Those assets and sources of income will instead appear on the Company’s consolidated financial statements as an unconsolidated equity entry. That equity entry is considered as part of the Company’s analysis under Section 3(a)(1)(A), while the assets held by JVs are not directly considered.7

The Company’s financial reporting prepared under GAAP does not consolidate the Company’s JVs for several reasons discussed in response to Comment 4, below.

In Tonopah, the Commission stated:

“More important [than narrative representations in the issuer’s disclosure], however . . . the nature of the assets and income of the company, disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the company was trading and investing in securities.”8

[6]	If, however, the Lending Subsidiary’s loans were to become the majority of the Company’s asset value or source of income, the Company acknowledges that it may fail Section 3(a)(1)(A), but that it would become eligible for Section 3(c)(6), which exempts from the definition of ‘investment company,’ companies that primarily engage, directly or through majority-owned subsidiaries, in one or more businesses described in 3(c)(3), 3(c)(4), and 3(c)(5) of the 1940 Act.
[7]	We note, regardless, that the Company’s JVs themselves are not in the business of buying and selling securities on an ongoing basis but rather in the business of owning and holding interests in their respective portfolio company.
[8]	See Tonopah at 4 (emphasis added).

In the instant matter, the Company’s financial statements will be prepared and presented to investors and the public in accordance with GAAP. In that regard, the investor-facing presentation of financial statements is what appears most directly relevant to questions presented under Tonopah’s assets and income factors (i.e., what would a reasonable investor conclude based on what they are presented about the Company’s assets and income). The Company’s decision to analyze its prospective assets and income based on the expected GAAP presentation is consistent with how we understand most industry participants apply the Tonopah test under Section 3(a)(1)(A).9

Section 3(a)(1)(A) is silent on whether its tests should be run on a fully unconsolidated basis (as is required by Section 3(a)(1)(C)), on a consolidated basis with the Company’s wholly owned subsidiaries (as is required by Rule 3a-1 and Rule 3a-8), or on a GAAP consolidated basis (as is required for Exchange Act reports). This is in contrast to Section 3(b)(2) which focuses on largely the same question but specifically allows for consideration of activities done indirectly through certain subsidiaries.10 While we generally believe applying Section 3(a)(1)(A)’s tests on a consolidated basis is the most logical approach in most instances (including because the courts have held that what principally matters under Tonopah is “investor perception”11 and an issuer’s financial statements are generally presented to its investors on a consolidated basis under GAAP), we also believe a reading of the statute that gives effect to differences between 3(a)(1)(A) and other sections such as 3(b)(2) can reasonably suggest that the test of Section 3(a)(1)(A) is specific to each issuer individually, and not to each issuer and its majority-owned subsidiaries. While we are aware of instances in which the Commission or Staff have considered the assets or income of issuers using each of the methodologies described above while applying Tonopah, we are aware of no precedent where the Commission has stated or accepted an analysis under Tonopah conducted on a consolidation basis that included more subsidiaries than would be consolidated under GAAP.

We believe the Company’s methodology for applying the Tonopah test under Section 3(a)(1)(A) is not only consistent with applicable precedent and accounting guidance,12 it is the most justified approach under the legal and analytical framework underlying Tonopah.

[9]	See, e.g., Investment Company Act Determination Under the 1940 Act – Vol. 3 – Robert Rosenblum 2025 §3.2.2 Consolidation with an Issuer’s Subsidiaries.
[10]	Section 3(b)(2) excludes, in relevant part: “Any issuer .. . . primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.”
[11]	SEC v. Nat’l Presto Indus., 486 F.3d 305, 313 (7th Cir. 2007).
[12]	As discussed further, it is our understanding that in undertaking the Tonopah analysis, industry participants and, notably, the Staff itself, routinely analyze an issuer’s assets and income under generally accepted accounting principles and, in fact, the Commission and the Staff requires as much. See Certain Research and Development Companies, Release No. IC-25835 (Nov. 26, 2002) (Commission statement suggesting that U.S. GAAP is to be utilized to measure an issuer’s compliance with Section 3(a)(1)(C) under the Investment Company Act). See also Rule 2a-5 Adopting Release, Good Faith Determination of Fair Value, 86 FR 748, 772 (Jan 6. 2021) (stating that a valuation method not determined in accordance with U.S. GAAP is misleading and/or inaccurate and therefore an inappropriate methodology under Rule 2a-5).

Importantly, the Company’s approach is also consistent with how the Staff previously directed the Company to evaluate investment company status under Tonopah. In your first comment letter, to which we replied in our Prior Letter, the Staff asked that we:

“Please provide your legal analysis regarding whether (i) the Company (together with its consolidated subsidiaries) and (ii) any unconsolidated subsidiaries, including any unconsolidated joint ventures formed between the Company and I Squared Vehicles (each, a “JV”), meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (the “1940 Act”).”13

In accordance with the comment, we evaluated the Company and its consolidated subsidiaries and then separately we analyzed the Company’s unconsolidated subsidiaries, with a particular focus on its JVs. Our analysis was then, and is now, consistent with both Tonopah and the Staff’s instructions.

The Interplay Between the Company’s Narrative Disclosure and the Attribution of Assets and Income under Tonopah

Your comments suggest that the Staff believes that our Investment Company Act status testing should fall into one of two categories: either the Company is in the business of its JVs and must exclude reference to the JVs’ activities and the underlying assets or, in referencing the underlying Infrastructure Assets, the Company must adopt all activities of the JVs and underlying Infrastructure Assets as part of its Tonopah analysis. We do not agree with this suggestion.

We think it is important to note that the consideration of an issuer’s activities is not one of the Tonopah Factors. Rather than being an input to the Tonopah test, the issuer’s primary business activities is the output of Tonopah analysis. For example, one of the factors is the activities of the issuer’s officers and directors, precisely because how an issuer’s officers and directors spend their days is indicative of an issuer’s primary business activities. The test does not start with the activities of the issuer as a premise. Similarly, the Tonopah test looks to the nature of an issuer’s assets and the source of its income as separate factors, because how an issuer’s assets are deployed and how it earns income inform what business activities are attributable to the issuer and in what proportions. An issuer’s public representations of policy, which would incorporate consideration of narrative disclosures about how the issuer intends to operate, is another of the five factors. Importantly, however, the public representations factor is just one of the five Tonopah Factors. What an issuer says in its public representations does not dictate or change how the issuer’s assets and income should be analyzed, nor do narrative disclosures necessarily outweigh the assets and income factors.

An issuer’s narrative disclosure around how it intends to operate its business does not mean that the fundamental parameters for applying Tonopah change for that issuer. For example, if applying Rule 3a-8 to two issuers with the exact same assets and the exact same sources of income, one would not measure those assets and income differently based on the disclosures of the respective issuers. Rule 3a-8 prescribes how those figures must be measured (on an unconsolidated basis except for consolidation with wholly owned subsidiaries). This outcome persists notwithstanding that Rule 3a-8 also requires consideration of the issuer’s public representations of policy. While Section 3(a)(1)(A) lacks Rule 3a-8’s specificity, it is our view and understanding that the outcome is the same. Two issuers with identical assets and income should run the Section 3(a)(1)(A) analysis using the same standard methodology and then analyze their respective public representations of policy separately. For these reasons, we see no reason to think that the Company’s narrative disclosure should change how the Company considers or consolidates its assets and income.

[13]	See Prior Letter.

We believe our view is overwhelmingly supported by precedential Commission decisions. In Tonopah itself, for example, the applicant Tonopah Mining Company of Nevada (“Tonopah Mining”) argued that it was in the mining business because a majority of its investments (including investments into non-controlled subsidiaries) were into other mining companies. The applicant’s disclosure and analysis presented to the Commission did not then prompt the Commission to consolidate the assets of Tonopah Mining with those of its non-controlled subsidiaries when considering the assets and income of Tonopah Mining.14 To the contrary, the Commission looked at the issuer’s financial reporting as presented to its investors.15 As the Commission’s decision in Tonopah illustrates, the test focuses on identifying an issuer’s primary business activities through the lens of all of the Tonopah Factors weighed together, rather than simply how an issuer describes itself in narrow contexts or even its self-descriptions as a whole.

To be clear, our position is not that an issuer’s disclosures become irrelevant or that any of its subsidiaries are “disregarded” when performing the Tonopah test. We acknowledge that the Company’s disclosures, to the extent they are “statements of policy,” are relevant considerations under the “public representations” Tonopah factor. However, even if one reads certain isolated disclosure made by the Company—out of context—to suggest that the Company directly engages in the business of the Control JVs, that language would, at most, bear on the “public representations” factor of Tonopah. Those narrative disclosures would not, and should not, dictate the consolidation or non-consolidation of the Company’s financial statements with those of the Control JVs. Whether the Company’s assets consist of securities, and whether the Company’s income is derived from selling securities, is determined through referencing the financial reporting the Company will provide to its investors and the public at large. That reporting is and will be prepared in accordance with GAAP.

The Company’s core business activity, as evidenced by the Tonopah Factors, is the ownership and management of its Control JVs and, indirectly, the management of operating companies acquired by the Control JVs. The Company’s historical development, the activities of its officers and directors, the Company’s narrative disclosures (when read as a whole), and its financial statements as presented to its investors and the public, all taken together, make that clear.

[14]	See generally Tonopah.
[15]	In doing so, the Commission noted that the applicant’s total assets per books were $1,426,535, of which $248,150 represented cash and U.S. government bonds and that of the remaining amount approximately 94% (not including securities of controlled subsidiaries) was comprised of “marketable securities” and “other investment securities.” See id. at 4.

As we discuss below, we strongly disagree with the suggestion that the Company’s public representations, when taken as a whole and in full context, would suggest that the Company has stated or implied that the Company’s assets and income should be collapsed with those of its Control JVs.

But even if one were to conclude that the public representations factor suggests that the Company’s activities primarily include the buying and selling of securities, the public representations factor is only one of five factors, and it would need to be weighed against the other four factors, which are unimpacted by the representations.16 We believe the public representations of policy factor is, on this point, clearly outweighed by the more probative assets and income factors,17 which are more important according to the Commission’s own guidance.18

a. Please resolve any inconsistency in the descriptions of your primary business or explain why these descriptions are not inconsistent. In your response, please clarify: (i) what you believe your primary business is; and (ii) the distinction—if any—between “controlling” the JVs, “managing the operation” of the JVs, and being engaged in the business of the JVs.

For the reasons stated above, we respectfully disagree with Staff’s characterization of our disclosure as containing inconsistencies. When the Company begins operations, we expect that the Company’s assets and income will mostly be attributable to its general partner interests in its Control JVs. The Company’s directors and officers will spend most of their time focused on the Control JVs. The Company disclosures and statements of policy relay its intent to operate with a focus on Control JVs.

[16]	In any event, we strongly note that the disclosure does not suggest in any way that the Company is even indirectly engaged in the business of buying and then subsequently selling such securities for quick profit.
[17]	See Daxor Corp., Initial Decision Release, No. 428, 2011 SEC LEXIS 3040 (ALJ Aug. 2011), finalized by SEC Release No. IC-29948, 2012 SEC Lexis 504 (Feb. 10, 2012) (stating that Tonopah considered investor’s perception being created by an issuer’s assets and income and that the nature of the assets and income of an issuer, as disclosed in the annual reports filed with the Commission and in reports sent to stockholders, was such as to lead investors to believe that the principal activity of the issuer was trading and investing in securities and thus, as a result, even from an investor’s perspective, assets and income are the most important factors for consideration).

Following the decision in National Presto not two months later, the then Director of the Commission’s Division of Investment Management testified before Congress and described the use of the Tonopah factors to determine a company’s primary engagement and that “the Commission traditionally considers the nature of the assets and income to be the most important factors in this analysis.” Testimony Concerning Initial Public Offerings of Investment Managers of Hedge and Private Equity Funds: Hearing Before the H. Subcomm. On Domestic Policy of the H. Comm. on Oversight & Gov’t Reform, 110th Cong. 4 n.3 (2007) (statement of Andrew J. Donohue, Dir., Div. Inv. Mgmt., U.S. Sec. & Exch. Comm’n) https://www.sec.gov/news/testimony/2007/ts071107ajd.htm.

See also ICOS Order, 1940 Act Release No. 19334 (Mar. 16, 1993) (Commission statement that “[u]nder a strict application of the Tonopah analysis, an issuer generally is deemed to be engaged primarily in the business of investing in securities if most of its assets are securities and most of its income is derived from securities”).

[18]	Tonopah at 427-28 (“The issue raised by a Section 3(b)(2) application is one of fact, and must be resolved by a review of the special circumstances applicable to the particular case. The principal relevant considerations are 1) the company’s historical development; 2) its public representations of policy; 3) the activities of its officers and directors; and, most important, 4) the nature of its present assets; and 5) the sources of its present income.”).

You ask that we distinguish between “controlling” and “managing the operations” of the JVs and being “engaged in the business of the JVs:” we perceive no material difference. The JVs are separate legal entities from the Company and the Company does not unilaterally control its JVs. The JVs are not an extension of the Company. At the same time, the Company’s primary business is managing the JVs. For example, the Company could theoretically decide it would be in the best interest of a given Control JV to fire the CEO of its underlying Infrastructure Asset. The Company could not unilaterally execute on that desire, which is why the Control JV is not treated as an extension of the Company. The Company can, however, lobby its co-general partner to try to reach a consensus on a plan of action. Once an agreement is reached, the Company could cause the Control JV to instruct the directors of the Control JV appointed to the Infrastructure Asset’s board to fire the Infrastructure Asset’s CEO. These are the actions of an entity that the Investment Company Act would view as a holding company, not of an investment company that is almost always a passive investor relying on someone else to make decisions about the direction and management on its investments.

b. To the extent that you believe you are primarily engaged in the business of your JVs, please: (i) clarify whether your position is that you do or do not buy and sell securities on an ongoing basis as part of your business, citing support for this position

We respectfully submit that in our Prior Letter we have explained that we do not primarily buy and sell securities on an ongoing basis as part of our business. When the Staff uses the term “you” in this context, we understand the Staff to be asking about the Company’s interpretation of its primary business activities under Section 3(a)(1)(A). “You” in this question, therefore, is the Company and the Company’s consolidated subsidiaries whose assets and income are collapsed with the Company’s for purposes of public reporting.

The Company’s expected consolidated subsidiaries will be the subsidiary through which the Company will participate in its JVs (the “Operating Subsidiary”). The Operating Subsidiary, in turn, will eventually wholly own several special purpose vehicles that will hold Series II’s general partner interest in each JV (each of these holding vehicles, a “GP Entity” and collectively, the “GP Entities”). Each new JV that the Company participates in will result in the Operating Subsidiary creating an additional GP Entity.

As the Prior Letter noted, the Company does not believe these interests in its Control JVs are securities because they are partnership interests that are not acquired with the expectation of making a profit solely from the efforts of others.19 We respectfully direct the Staff to the Entrepreneurial Assistance Group and Zlotnick no-action letters, wherein the Staff considered issuers with materially similar business models and concluded that they were not proposing to operate as investment companies. Moreover, we would direct the Staff to the 3(b)(2) applications and the related orders granted to Internet Companies Group and Bill Gross’ idealab!, both of which had a majority of their assets invested in non-controlled companies and were still deemed not to be operating as investment companies because of the nature of their business.

[19]	See Prior Letter; see also SEC v. W.J. Howey Co., 328 U.S. 293 (1946); Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981), cert. denied, 454 U.S. 897 (1981).

Finally, we would direct the Staff’s attention to Brookfield Infrastructure Partners L.P., Macquarie Infrastructure Holdings, LLC, Fortress Worldwide Transportation & Infrastructure General Partnership, Greenbacker Renewable Energy Company LLC, KKR Private Equity Conglomerate LLC, KKR Infrastructure Conglomerate LLC, Apollo Asset Backed Credit Company LLC, Apollo Infrastructure Company LLC, EQT Private Equity Company LLC, and EQT Infrastructure Company LLC. There are numerous other issuers who operate in fundamentally the same way as the Company proposes to operate, some of whom have been in operation for more than a decade.

b. To the extent that you believe you are primarily engaged in the business of your JVs, please . . . (ii) address the implications for your status analysis of your assertion that “Control JVs operate with the same fundamental purpose as do the typical SPACs,” including whether you may be primarily engaged in the business of investing in securities by virtue of the fact that, per your description, you are operating as multiple SPACs with extended duration.

The full context of our quoted response comparing the Control JVs to SPACs is as follows:

“The Control JVs operate with the same fundamental purpose as do the typical SPACs described by the Commission: to raise capital to acquire a controlling stake in a target company. The Control JVs are formed and exist to acquire majority ownership or primarily controlling stakes in their underlying Infrastructure Asset. Just as the Commission reasoned with respect to SPACs, the Company believes that each Control JV will, following the completion of the proposed acquisition of the target Infrastructure Asset, “either be an operating company, or will, through a primarily controlled company, operate such operating company . . . .”20

As we have discussed above, we do not understand Tonopah to require collapsing the Company’s assets and income (i.e., its activities) with those of its subsidiaries that would not be consolidated under GAAP. We reiterate our belief that the appropriate way to analyze the Company is based on the Company’s assets. Each Control JV is analyzed under Tonopah on its own standalone basis, not as a collapsed entity.

Moreover, we disagree with the suggestion that the Company is “operating as multiple SPACs with extended duration.” The Company’s Control JVs operate like SPACs for only a very limited period because the JVs are formed to aggregate capital needed to complete acquisitions rapidly. Unlike SPACs who raise capital from disbursed investors and then go out and look for a suitable de-SPAC transaction, the Company’s JVs raise capital from a known group of participants quickly once a proposed acquisition is reasonably likely to occur.

[20]	See Prior Letter.

SPACs that operate as SPACs for extended durations are potentially problematic because they frequently seek to invest the capital that they have raised but not yet deployed into securities. The longer that goes on, the less clear it is that they are primarily engaged in a business other than investing, reinvesting or trading in securities. The Company’s JVs do not have that problem. The JVs generally only call capital immediately before an acquisition is scheduled to close, and to the extent that capital is parked in a money market fund or something similar, it would typically only be there for a matter of days. Continuing the analogy, the Company’s JVs complete their de-SPAC transactions almost immediately.

The Commission, in pronouncing the facts and circumstances they would consider in determining whether a SPAC was an investment company, noted that where the SPAC does “not engage in a de-SPAC transaction but instead acquire a minority interest in a company with the intention of being a passive investor. . . . [such facts would] weigh in favor of a SPAC being considered to be primarily engaged in the business of investing, reinvesting, and trading in securities under section 3(a)(1)(A).”21 The Control JVs do not fall under this concern.

c. To the extent you believe that you are not primarily engaged in the business of the JVs:

●	Please address whether you, by describing yourself as a “holding company” that will own Infrastructure Assets (even if the description is—sometimes—qualified as being owned “through” JVs) holds yourself out in such a way as to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of your Investment Company Act status analysis.

The Staff’s comments have quoted statements and disclosure in such a way as to suggest that the Company might be viewed as collapsing the activities of the Company with those of its Control JVs and that the Company is therefore “holding [itself] out in such a way to oblige consideration of the buying and selling of the securities of portfolio companies for purposes of [its] Investment Company Act status analysis.”

As we have stated above, we do not believe that the Company’s public representations, regardless of how they are interpreted, would impact the analysis under the other four Tonopah Factors. The Company’s narrative disclosure does not change the methodology of how the assets and income Tonopah Factors should be analyzed. Moreover, we do not agree with the blanket presumption that portfolio companies necessarily issue “securities” when they are wholly or majority-acquired by the Control JVs.22

[21]	See Special Purpose Acquisition Companies, Shell Companies, and Projections, SEC Release 33-11048, 364-90 (Mar. 30, 2022).
[22]	See generally Ave. Capital Mgmt. II, L.P. v. Schaden 843 F.3d 876, 880 (10th Cir. 2016), wherein the Tenth Circuit held that an acquisition of a majority ownership stake of an underlying portfolio company did not involve the sale of securities because that acquisition was not made with the expectation of profits derived solely from the efforts of others.

Thousands of issuers describe themselves as holding companies. It is the nature of an issuer’s holdings and the sources of its income that principally determine whether that issuer is primarily engaged in the business of investing, reinvesting, or trading in securities.

●	Please reconcile this position with the Commission’s position, as expressed in Tonopah, that consideration of an issuer’s primary business is “one of fact [that] must be resolved by a review of the special circumstances applicable to the particular case.” In this regard, we note that your business appears inextricably linked with the ongoing buying and selling of the Infrastructure Assets/portfolio companies, as highlighted throughout your disclosure—apparently indicating that these activities are material circumstances to be evaluated under Tonopah.

We agree with the Staff that the analysis of an issuer’s primary business requires a review of “the special circumstances applicable to the particular case.” As is made clear in Tonopah, however, it is the application of the five Tonopah Factors that ensures full consideration of all of the issuer’s special circumstances.23 We are aware of no other interpretation of Tonopah that suggests that the nature of the test changes from issuer to issuer. It is the facts and circumstance that change, and those facts and circumstances are analyzed through the lens of the Tonopah Factors. We respectfully submit that any determination about the Company based on a handful of phrases extracted from hundreds of pages of disclosure would be to disregard the totality of the Company’s circumstances. Our analysis, as presented in our Prior Letter and herein, has addressed the Tonopah Factors in detail, and we continue to believe we have addressed each plausible construction of the test’s scope.

●	Please discuss whether indicating that you are not primarily engaged in the business of the Control JVs is consistent with your conclusion that your interests in the JVs are not securities. In this regard, we note that not being engaged in the business of the Control JVs would appear to imply that you would be relying on the efforts of others in conducting the business of the Control JVs. To the extent that your position is that you are engaged in these businesses—but not engaged primarily—please explain your conclusion, given that your JV-focused operations appear to be your primary operations.

Determining what an issuer’s primary business activities are under the Investment Company Act is determined by reference to the Tonopah Factors. As stated above, the Company’s activities are the output of Tonopah, not the input. The Tonopah Factors look to the Company’s assets and income primarily to determine an issuer’s activities, while ultimately weighing all five factors. The Company’s most valuable assets and its most income-producing assets are expected to be its general partner interests in its Control JVs.

It follows from this analysis that the Company’s primary activity is owning its co-general partner interests in its Control JVs and exercising the attendant rights. We have described this as the Company being primarily engaged in the business of owning, managing and controlling its JVs. This can also be stated as: the Company’s primary business is that of its JVs. That does not mean that the Company is collapsed with the Control JVs or that the Control JVs are an extension of the Company’s business.

[23]	Tonopah at 427-28 (“The issue raised by a Section 3(b)(2) application is one of fact, and must be resolved by a review of the special circumstances applicable to the particular case. The principal relevant considerations are 1) the company’s historical development; 2) its public representations of policy; 3) the activities of its officers and directors; and, most important, 4) the nature of its present assets; and 5) the sources of its present income.”).

The Company will not be increasing in value primarily because it is buying and selling general partner interests on a regular basis. The Company will be increasing in value because the value of the Company’s general partner interests will increase over time, in no small part due to the Company’s efforts in making decisions as a co-general partner.

As we have discussed, whether the Company would be determined under Section 3(a)(1)(A) to be primarily engaged in the business of investing, reinvesting, or trading in securities would principally be determined by the proportion of securities on its balance sheet. The Company will not have a majority of its assets or income related to securities.

The Company respectfully notes that the standard under Howey and its progeny holds that an investment made with the expectation of profits solely from the efforts of others may be deemed a security. We acknowledge that courts do not necessarily interpret “solely” literally, but we believe it is clear from the weight of precedent that an investment does not automatically become a security because the investor does not have unilateral control. We note on this point that the Investment Company Act contains a statutory presumption of control at more than 25% of outstanding voting securities. There can and frequently are multiple persons presumed to control an issuer.

d. Please clarify which activities of which entities you are considering in analyzing your investment company status. In this regard, we note that your Investment Company Act status analysis appears to disregard some of the JVs’ activities (e.g., their purchases of securities by Infrastructure Assets/portfolio companies), even though you represent yourself as a holding company acquiring those Infrastructure Assets (“our control-oriented acquisitions of Infrastructure Assets…”) and represent the Infrastructure Assets as belonging to you (“Our Infrastructure Assets may include…”), which implies consideration of the operation of the Infrastructure Assets/portfolio companies undertaken by the JVs.

As we have stated above, the activities of the Company is the output of Tonopah, not an input. There are five Tonopah Factors, and “the activities of the issuer” is not one of them.

Your comments have quoted statements and disclosure in such a way that suggests that because the Company might be viewed as collapsing the activities of the Company with those of its Control JVs, and thus that our Investment Company status analysis “implies consideration of the operation of the Infrastructure Assets/portfolio companies undertaken by the JVs.”

As we have stated above, we do not believe that the Company’s public representations, regardless of how they are interpreted, would impact the analysis under the other four Tonopah Factors. The Company’s narrative disclosure does not change the methodology of how the assets and income Tonopah Factors should be analyzed.

Moreover, as we have explained above and in the Prior Letter, we do not agree with the blanket presumption that the Company’s Control JVs necessarily acquire “securities” when those Control JVs wholly or majority-acquire Infrastructure Assets.

In addition to these points, we discuss below why we do not believe the Staff has identified disclosure that, when read in full context, suggests that the Company should be collapsed with its Control JVs. For example, you note that we hold ourselves out as a holding company, however, the full sentence—which is in fact the first sentence in Item 1 of the Registration Statement—reads:

“We are a holding company that primarily seeks to manage joint ventures that will acquire, own and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and long-term capital appreciation (the “Joint Ventures”).”24

The very first description of the Company in our Registration Statement makes explicit that we are a holding company primarily seeking to manage joint ventures. The Company believes its position is explicit and clear.

Additionally, as we have discussed in our Prior Letter, the Investment Company Act draws a distinction between “investing, reinvesting, and trading” and “owning and holding.” We reiterate our view that the Control JV’s activities will be “owning and holding” and not “investing, reinvesting, or trading” interests in portfolio companies.25 We also reiterate our view that a material portion of the Company’s JVs will acquire controlling interests in portfolio companies in such a manner that the interests in the portfolio company would not be deemed “securities.”26 Finally, we would note again that when considering the assets of the issuer in Tonopah, the Commission specifically referenced the amount of “investment securities” held by the issuer, not merely securities of all kinds, which also conflicts with the Staff’s apparent view that a holding company must consider its interests in its majority-owned subsidiaries to be “securities.”27

[24]	Registration Statement at 1.
[25]	See, e.g., our Prior Letter which discusses this point at length in response to your second comment.
[26]	See note 22 supra.
[27]	See Tonopah at 434 (“A review of the company’s balance sheets since December 31, 1934, shows that investment securities have constituted similarly large percentages of assets during the past thirteen years . . . .”) (emphasis added).

2.	We note your statements indicating that your officers and directors will “focus on operating the business of the Company and the JVs, which activities include, but are not limited to: (1) overseeing, managing and supporting JVs and Infrastructure Assets; (2) directly serving on the governing bodies of JVs; (3) monitoring and managing the Company’s Infrastructure Assets on an ongoing basis….” (emphasis added). Please explain why the directors’ and officers’ spending efforts are so focused on the Control JVs and “the Company’s Infrastructure Assets” would not involve investing in securities, given the Control JVs appear to purchase securities of Infrastructure Assets/portfolio companies. To the extent that only persons not associated with you effect investments in Infrastructure Assets/portfolio companies, please clarify.

As discussed above, we do not agree with the presumption that Control JVs are uniformly acquiring securities.

Even assuming they did, the officers and directors of the Company are expected to spend the majority of time focusing on existing Infrastructure Assets, not looking for new ones.

Section 3(a)(1)(A) inquires as to whether the Company’s officers and directors spend their time investing, reinvesting or trading in securities. In almost every expected instance, the decision to acquire an Infrastructure Asset is made before the Control JV is even formed. While the Company’s officers have final authority with respect to any acquisitions, the Company’s external adviser is responsible for identifying new assets.

Once a Control JV is formed, little to none of the time and effort of any participant of the Control JVs, including the Company, is spent on the decision to acquire interests issued by the underlying Infrastructure Asset. The Control JVs are formed as governance bodies to manage the Infrastructure Asset. The decision to participate in a Control JV may be with the Company’s officers and directors for a day to a week, but the management of the Control JV and its underlying Infrastructure Asset continues on a regular basis for the life of the Control JV. That can be measured in decades.

As noted in our Prior Letter, the Company expects that the Control JVs will, in the ordinary course, acquire a single portfolio company in one transaction or a series of closely related transactions. Although the holdings of a Control JV may potentially be augmented by some limited number of follow-on transactions, the Company expects that the holdings of each Control JV generally will be static and not subject to any turnover during the life of the Control JV. Accordingly, the Control JVs will not propose to be “engaged primarily . . . in the business of investing, reinvesting, or trading in securities,” but rather will be engaged in the business of owning and holding securities of a single [Infrastructure Asset], which is separate and distinct from “investing, reinvesting, or trading in securities.”28 Indeed, for the reasons enumerated in the Avenue Capital Management case, the Control JVs’ investments likely are not securities because it is the Control JVs that will drive the success or failure of the enterprise. The Control JVs exist to hold and operate the underlying Infrastructure Assets, and the directors’ and officers’ various efforts and activities at the Control JV-level are intended to drive strong performance by the Infrastructure Assets. Ultimately, through the efforts of our directors and officers at the Control JV-level, we will seek to generate attractive risk-adjusted returns consisting of both current income and long-term capital appreciation. As such, it is inappropriate to assert that “only persons not associated with you effect investments in Infrastructure Assets/portfolio companies.”

[28]	Cf. Section 3(a)(1)(A) with Section 3(a)(1)(C). Section 3(a)(1)(C)’s scope is broader and encompasses issuers that are “in the business of investing, reinvesting, owning, holding, or trading in securities,” whereas 3(a)(1)(A)’s ambit is narrower. See Exception from the Definition of Investment Company for Foreign Banks and Foreign Insurance Companies, Investment Company Act Release No. 18381 at n.29 (“Section [3(a)(1)(A)] defines an investment company as ‘any issuer which . . . is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities,’ while the section [3(a)(1)(C)] definition includes issuers ‘in the business of investing, reinvesting, owning, holding, or trading in securities.’ Most holding companies fall within the definition of investment company solely by reason of the reference to owning or holding securities in section [3(a)(1)(C)].”).

3.	Please provide your analysis supporting your conclusion that you are an investment company under ASC 946. In your response, please provide your analysis of each of the characteristics under ASC 946, including (i) the fundamental characteristics in ASC 946-10-15-6, (ii) the typical characteristics in ASC 946-10-15-7, and (ii) the implementation guidance in ASC 946-10-55.

The Company has determined that its financial statements are required to be prepared using the specialized accounting principles under ASC 946 because the Company possesses all of the fundamental and typical characteristics of an entity that must use investment company accounting under the provisions of ASC 946. The Company bases its conclusion on an evaluation and analysis of ASC 946 and the Company’s stated business strategy and objectives, the assets it is acquiring in practice, and the methods by which it is operating. Additionally, the Company believes that the use of investment company accounting standards is the most useful presentation for the Company’s shareholders.

The use of ASC 946 should not be conflated with, or confused for, the Company holding itself out as being primarily engaged in the business of investing, reinvesting, or trading in securities under Section 3(a)(1)(A). As discussed in our response to comment 1 above, the analysis under Tonopah confirms that the Company is not an investment company under Section 3(a)(1)(A). ASC 946-10-15-5 specifically requires issuers that are not defined as investment companies under the Investment Company Act to assess all of the fundamental and typical characteristics of an investment company to determine whether they must use ASC 946. The Company falls under that category.

In considering and adopting amendments to ASC 946 in 2013, the Financial Accounting Standards Board (“FASB”) “discussed determining whether an entity is an investment company on the basis of whether the entity is an investment company under local regulatory or legal requirements, such as the Investment Company Act for U.S. entities” but ultimately decided, “that the assessment of investment company status should not be linked to local regulatory and legal requirements.”29

The Company has been clear and consistent in its public representations that it is not an investment company as that term is used under the Investment Company Act but rather was designed and is operated to provide investment management services to investors through its structure as a “holding company that primarily seeks to manage joint ventures that will acquire, own and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and long-term capital appreciation... Our Infrastructure Assets may include existing companies, businesses, hard assets, properties and other assets, and may also include new companies, businesses and development projects.”30 The relevant characteristics under ASC 946 for determining whether investment company accounting is required, on one hand, and the Tonopah Factors31 on the other, are entirely separate analyses that emphasize different factors. The determination that a given issuer must follow ASC 946 in preparing its financials is not indicative of an outcome under Tonopah.

[29]	Accounting Standards Update No. 2013-08, Amendment to Accounting Standards Codification Topic 946 - Background Information and Basis for Conclusions (hereinafter “Accounting Standards Update No. 2013-08 - BCS”) 50, available at https://viewpoint.pwc.com/dt/us/en/fasb_financial_accou/asus_fulltext/2013/asu_201308investment/asu_201308investment_US/asu_201308investment_US.html#pwc-topic.dita_1929090404043421.
[30]	See Item 1. Business in the Company’s Form 10-12G/A filed with the Commission on July 3, 2025 (the “Registration Statement”). “We are a holding company that primarily seeks to manage joint ventures that will acquire, own and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and long-term capital appreciation” Id. (emphasis added).
[31]	The five-factor analysis first promulgated by the Commission in its decision in Tonapah Mining Company of Nevada, 26 SEC 426 at 427 (1947). These five factors are relevant for whether the Company is, or is holding itself out as being, primarily engaged in the business of investing, reinvesting, or trading in securities.

ASC 946 states that an entity that is not regulated under the Investment Company Act “shall assess” whether it possesses the characteristics that are fundamental to being an investment company for accounting purposes and whether the entity possesses some, all, or none of the five typical characteristics of an entity that should utilize investment company accounting.32

An entity that does not possess the fundamental characteristics is not permitted to present its financials following ASC 946. The absence of one or more of the typical characteristics indicates that additional judgment is required to determine whether the entity’s activities are consistent (or inconsistent) with those of an entity that must prepare and present its financials following ASC 946. We discuss these determinations in greater detail below.

The Company Possesses the Fundamental Characteristics of an Investment Company Enumerated under ASC 946

ASC 946-10-15-6 states that an investment company has the following fundamental characteristics:

(a) It is an entity that does both of the following: (1) obtains funds from one or more investors and provides the investor(s) with investment management services and (2) commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

(b) The entity or its affiliates do not obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

The Company obtains funds from one or more investors and provides the investors with investment management services. The Company has obtained funds from multiple investors and is providing those investors with “investment management services” by deploying capital into JVs that then acquire Infrastructure Assets sourced by the Manager. Raising capital from investors and deploying it into investments is the traditional function of an investment company and, therefore, an entity possessing this characteristic is most likely required to prepare its financials under ASC 946. The Company clearly meets this criterion. The Company expects to raise funds from numerous individual investors through its continuous private offering and will continue to raise capital from numerous investors through such ongoing private offering, and such capital continues to be deployed into Infrastructure Assets.

[32]	See ASC 946-10-15-5.

As stated in the Company’s Registration Statement and as noted above, the Company was designed and is operated to provide investment management services to investors through its structure as a “holding company that primarily seeks to manage joint ventures that will acquire, own and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and long-term capital appreciation... Our Infrastructure Assets may include existing companies, businesses, hard assets, properties and other assets, and may also include new companies, businesses and development projects.”33 To further this goal, the Company has contracted with the Manager, an investment adviser registered under the Investment Advisers Act of 1940, for additional investment management services relating to the Company’s Infrastructure Assets. The Manager “assist[s]…[the Company] with certain management, administrative and advisory services related to (i) identifying, acquiring, owning and, primarily, controlling Infrastructure Assets through JVs, (ii) providing debt financing to Infrastructure Assets, (iii) making strategic acquisitions in Infrastructure Assets and (iv) managing investments in the Liquidity Portfolio (...) I Squared’s business activities, including those of the Manager, represent past activities of entities that are neither a parent nor subsidiary of the Company” and the Company, through its Management Agreement with the Manager, benefits from I Squared’s infrastructure sourcing and management platform.34

The Company provides investment management services to its investors when it deploys funds raised from those investors into JVs (the interests of which are not necessarily “securities” even if they are “investments”). The Manager provides additional investment management services relating to the Company’s Infrastructure Assets as well as the Liquidity Portfolio, which investment management services include, (i) identifying, acquiring, owning and, primarily, controlling Infrastructure Assets through JVs, (ii) providing debt financing to Infrastructure Assets, (iii) making strategic acquisitions in Infrastructure Assets, and (iv) managing investments in the Liquidity Portfolio.35 The investment management services provided by the Company, as supported by the Manager, allow the Company’s shareholders to gain exposure to Infrastructure Assets that would be otherwise unobtainable by individual investors.36

The Company commits to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both; and the Company does not obtain or have the objective of obtaining returns or benefits from an investee that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

According to ASC 946-10-55-6, evidence of an entity’s business purpose and substantive activities are included in the offering memorandum, publications distributed by the entity and other corporate documents, which indicate the objective of the entity, as well as the manner in which the entity presents itself to other parties such as potential investors or investees. ASC 946-10-55-6 further states that “an entity that presents its business to its investors as having the objective of investing for capital appreciation has characteristics that are consistent with the business purpose and substantive activities of an investment company. Alternatively, an entity that presents itself as an investor whose objective is jointly developing, producing, or marketing products with its investees has characteristics that are inconsistent with the business purpose and substantive activities of an investment company.” (emphasis added).

[33]	Registration Statement, supra note 5.
[34]	Id.
[35]	See Item 1. Business in the Company’s Registration Statement.
[36]	ASC 946-10-55-16 states that: “An investment company typically pools funds from multiple investors and provides them with investment management services, including access to investment opportunities unobtainable by individual investors. Having multiple investors makes it less likely that the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.” As discussed above, the Company intends to raise capital from numerous investors, and thus “it is less likely that the entity or its affiliates obtain or have the objective of obtaining returns or benefits from an investee . . . other than capital appreciation or investment income.”

As disclosed in the Company’s Registration Statement, the Company is “a holding company that primarily seeks to manage joint ventures that will acquire, own and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and long-term capital appreciation.”37 The Company commits to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both. While the Company does focus on jointly controlling, operating and growing the underlying Infrastructure Assets it acquires, including through injections of capital, this is done with the sole intent of growing the overall value and income generation of such Infrastructure Assets and is separate and distinct from the Company jointly “developing products” with its investees or investing to earn income from the act of “developing real estate” (i.e., the Company is not in the business of being paid to build, construct or manage any projects or properties).

The Company’s engagement in these businesses is with a view toward maximizing returns from investment income and capital appreciation, rather than generating a separate fee stream or source of revenue. ASC 946-10-55-10 makes this distinction clear:

“An investment company may provide both of the following services to an investee, either directly or through an investment in an entity that provides those services, only if those services are provided for the purpose of maximizing returns from capital appreciation, investment income, or both (rather than other benefits) and do not represent a separate substantial business activity or separate substantial source of income for the investment company:

a. Assistance with day-to-day management of the operations of an investee

b. Financial support, such as a loan, capital commitment, or guarantee.”

In adopting the 2013 amendments to ASC 946, the FASB provided further color and noted that the FASB specifically contemplated and rejected the proposition that active involvement in the management of acquired investee businesses, such as those possessed by the Company, would be deemed a “substantive activity” that might take a company outside of ASC 946:

“The [FASB] considered prohibiting an investment company from assisting an investee with day-to-day management of the investee’s operations or providing financial support to an investee. The [FASB] also considered including guidance that only would permit an entity to perform management activities to the extent that those activities are consistent with an investment manager’s fiduciary duties. Those activities could include representation on the board of directors or advisory services provided in areas of the investment company’s expertise (for example, assistance with an investment offering).

[37]	See Item 1. Business in the Company’s Registration Statement.

The [FASB] ultimately concluded that an investment company may be involved in the day-to-day management activities of its investees and may provide financial support to its investees if those services are provided to maximize the overall value of the investment, rather than to obtain other benefits. This is crucial. If the Company was charging other investors fees to manage the Control JVs, then it would arguably be seeking to maximize fee revenue rather than increasing the value of the Control JVs. The Company, however, does not charge fees for its management of the Control JVs. The [FASB] also noted that such services can be consistent with the business purpose and activities of an investment company as long as they do not represent a separate substantial business activity or separate substantial source of income for the investment company.”38

The FASB’s comments are directly in line with the Company’s activities. The FASB specifically considered and rejected the premise that an issuer required to follow ASC 946 could not have an active role in managing their underlying investees. The Company’s active engagement in the management of its JVs, including even the day-to-day management activities, is permissible so long as those services and activities are done to maximize the overall value of the investment rather than to obtain other benefits. The Company’s involvement, including by the Manager on the Company’s behalf, takes the form of financial, strategic and operational advice with the goal of adding value to the Infrastructure Assets. Any substantive business activities the Company engages in stem directly from its role in managing its JVs and, indirectly, the underlying Infrastructure Assets on behalf of the Company and its investors.39

Consistent with ASC 946-10-55-7, the Company’s business purpose and substantive activities are centered entirely on achieving capital appreciation and investment income from JVs that hold Infrastructure Assets.

As stated in paragraph 946-10-55-8, substantially all of the Company’s activities, assets, and liabilities are related to, and are expected to continue to be related to, the Company’s investment activities. The Company’s primary source of income is expected to continue to be dividend income from its Control JVs as well as realized gain from any sales of controlled investments after a long-term holding period. Accordingly, the Company does not expect to obtain or have the objective of obtaining returns or benefits from its Control JVs or its affiliates that are not normally attributable to ownership interests or that are other than capital appreciation or investment income.

[38]	Accounting Standards Update No. 2013-08 - BCS at 26 and 27 (emphasis added).
[39]	The acceptability of this involvement is again made clear through ASC 946-20-05-1E, which states that:

“Venture capital investment companies, including most small business investment companies and private equity investment companies, differ from other types of investment companies. The typical open-end or closed-end investment company is a more passive investor, whereas a venture capital investment company is more actively involved with its investees. In addition to providing funds, whether in the form of loans or equity, a venture capital investment company often provides technical and management assistance to its investees as needed and requested. That assistance is provided for maximizing the overall value of the investment rather than for other benefits . . . .”

The Company Possesses the Typical Characteristics of an Investment Company Enumerated under ASC 946

As required by paragraph 946-10-15-5, an entity shall assess all the typical characteristics in paragraph 946-10-15-7 to determine whether it is an investment company. If an entity does not possess one or more of the typical characteristics, it should apply judgment and determine, considering all facts and circumstances, how its activities continue to be consistent (or are not consistent) with those of an investment company.

ASC 946-10-15-7 states that an investment company also has the following typical characteristics:

1)	It has more than one investment

2)	It has more than one investor

3)	It has investors that are not related parties of the parent (if there is a parent) or the investment manager

4)	It has ownership interests in the form of equity or partnership interests

5)	It manages substantially all of its investments on a fair value basis

The Company has more than one investment

ASC 946-10-55-12 states that “an investment company typically holds multiple investments at the same time to diversify its risk and maximize its returns from capital appreciation, investment income, or both. Investments typically consist of securities of other entities, but also may include commodities, securities based on indexes, securities sold short, derivative instruments, real estate properties, and other forms of investments.” The Company clearly evidences this typical characteristic. As described in Item 1 Business-Acquisition Strategies of the Registration Statement,40 the Company expects to participate in numerous JVs that would each acquire separate Infrastructure Assets.

[40]	See Item 1. Business in the Company’s Registration Statement. “The Company will seek to deliver a globally diversified portfolio of infrastructure assets that the Company believes will exhibit low correlation, a high margin of downside protection and attractive risk-adjusted returns. The Company will seek to make acquisitions of equity and debt interests in Infrastructure Assets principally in power & utilities; transportation & logistics; midstream, downstream & LNG; digital infrastructure; environmental infrastructure and social infrastructure assets in North America, Europe and selected growth economies, in particular, in Asia-Pacific and Latin America. The Company intends to acquire both mid-market and opportunistic assets, including through the creation of specialized platform companies.”

The Company has more than one investor and the Company has investors that are not related parties of I Squared

As discussed above, the Company pools funds derived from multiple unrelated investors to acquire, own and control various investments. Principal among those investments will be the Company’s Control JVs.

The Company expects to raise funds from numerous investors, the vast majority of whom have no affiliation with I Squared or the Manager. Thus, the Company has investors that are not related parties of the parent or the investment manager.

The Company has ownership interests in the form of equity interests

The Company’s investors receive equity interests in the form of the Company’s shares. The Company sells these shares at approximately net asset value and the Company maintains a share redemption program through which the Company redeems those shares at approximately net asset value (the “Share Redemption Program”).

The Company manages substantially all of its investments on a fair value basis

The Company, including the Manager on the Company’s behalf, manages substantially all of its investments on a fair value basis; that is how the Company tracks the value of any investments in the Liquidity Portfolio.

For the reasons described in the subsections above, the Company concluded that it is required to present its financial statements in accordance with ASC 946.

Investment Company Accounting is and will be Most Beneficial to the Company’s Shareholders

While the Company believes that it meets the characteristics of an investment company that follows the accounting and reporting guidance under ASC 946, the Company also believes that alternative accounting standards would result in a presentation of the Company’s financials that are unhelpful or even misleading to investors. Notably, following other accounting standards would deprive investors of the ability to assess the changes in fair value of each Infrastructure Asset on a recurring basis, which is how the Company’s management will measure performance and how investors will transact with the Company. Each Infrastructure Asset will be valued independently in determining the Company’s net asset value, which is the basis upon which the offering price per share is determined. Financial statement presentations other than those based on fair value would serve no clear purpose for investors evaluating the Company’s value or performance.

Fair value is also a more useful metric for evaluating Infrastructure Assets that the Company plans to hold indefinitely. The FASB, in considering and adopting the amendments to ASC 946, commented that “fair value is still the most relevant measurement attribute for all investments held by investment companies, including debt securities held only for returns from investment income, because investors in the investment company typically transact on the basis of net asset value per share, which is calculated using the fair value of the investment company’s underlying investments.”41

Additionally, the FASB’s reasoning behind automatically subjecting Investment Company Act-regulated entities to ASC 946 is relevant here. The FASB said they did so as to avoid a situation where an Investment Company Act-regulated issuer was required to present their financial statements under multiple methodologies because dual presentation would be burdensome to the company and confusing to investors. This supports the Company’s position that it should prepare and offer to its shareholders only the financial reports that will be most helpful for shareholders, rather than being forced to straddle two methodologies and present two different views of the Company’s financials that would likely be a source of investor confusion.

Assets held by the Company will be managed on a fair value basis. Fair valuing the Company’s assets is important to investors for multiple reasons including that:

1.	When contrasted with other presentation methodologies, the use of a fair value accounting methodology more accurately reflects the economic importance of each JV relative to the Company’s overall financial position and other JVs;

2.	The use of fair value methodologies in preparing financial statements is consistent with the Company’s use of net asset value per share (a term used and defined under ASC 946) in determining the share price for its offerings and redemptions under the Share Redemption Program, as well as when administering its dividend reinvestment plan; and

3.	The use of fair value methodologies in preparing financial statements is consistent with the use of net asset value in determination of fees under the Management Agreement and for the calculation of the distribution and servicing fees paid by the Company and ultimately borne by the investors.

For the reasons discussed in this subsection, the Company believes that presenting its financials in accordance with ASC 946 is the most reasonable choice for its investors.

[41]	Accounting Standards Update No. 2013-08 - BCS at 22 (emphasis added).

The Mere Use of Investment Company Accounting under ASC 946 Is Not, and Should Not Be Conflated With, the Company Holding Itself Out as Being Primarily Engaged in a Securities Activity under Section 3(a)(1)(A) of the Investment Company Act

The use of ASC 946 does not mean that the Company is holding itself out as being engaged primarily in a securities-related business. As discussed in our Prior Letter, the legal analysis under the Investment Company Act for determining whether the Company is primarily engaged in the business of investing, reinvesting, or trading in securities, on one hand, and the accounting analysis under ASC 946, on the other hand, are separate questions and the determination that the Company must follow ASC 946 does not indicate anything with respect to Section 3(a)(1)(A). We refer you back to our full analysis of the Tonopah Factors in the Prior Letter, which is how Section 3(a)(1)(A) has been historically interpreted by the Commission and the courts.

None of the “fundamental characteristics” of an issuer that must follow ASC 946 listed in 946-10-15-6 nor any of the “typical characteristics” of such issuers listed under 946-10-15-7 align with any requirements under Tonopah for determining whether an issuer is, or is holding itself out as being, primarily engaged in a securities business. The fundamental characteristics of obtaining funds from multiple investors, committing to those investors that those funds will be invested solely for returns from capital appreciation or investment income, and forgoing opportunities for returns or benefits that are not normally attributable to ownership interests does not imply that the Company will be primarily engaged in investing its capital into securities. As the starting point in framing the question, ASC 946 focuses exclusively on investment as an activity, without much requirement or limitation as to what types of investments can be made. By contrast, Section 3(a)(1)(A)—by its express wording and its broader interpretation under Tonopah—focuses on investments into securities exclusively. As explained in Response 2 – Company Structure of our Prior Letter, the Company’s participations in its Control JVs are not securities, and those Control JVs comprise more than 60% of the value of the Company’s assets, so the Company cannot be said to be primarily engaged in a securities-related business.42

For similar reasons, none of the typical characteristics under ASC 946 imply that an issuer would be primarily engaged in the business of investing, reinvesting, or trading in securities, as is required under Section 3(a)(1)(A). Therefore, it is consistent with the Company’s operations that the Company is required to use ASC 946 because it obtains funds from multiple investors with its business purpose and only the substantive activities are the investment of such funds into non-securities (i.e., the JVs) for capital appreciation, investment income, or both.43

[42]	For the avoidance of doubt, even if the Company’s interests in its Control JVs were deemed to be securities, that fact alone would not be dispositive of the outcome of the test under Tonopah. The nature of the Company’s assets is one out of five factors, and all five must be considered under Tonopah. We refer back to our response in the Prior Letter that addresses in detail why an analysis under Tonopah shows that the Company is not an investment company under Section 3(a)(1)(A).
[43]	If the Company’s business was investing into real estate, commodities, swaps, cryptocurrency, oil and gas rights, or anything else that is not considered a security while still being a medium for potential investment, the same outcome could result. We acknowledge that real estate investment vehicles have their own separate accounting standards.

Pursuant to ASC 946-10-15-7, a company should assess its fundamental and typical characteristics to ascertain whether it should utilize ASC 946. Such assessment will focus on certain typical factors. None of these typical characteristics have any commonality with the Tonopah Factors, and it is the Tonopah Factors that determine whether an issuer like the Company is, or is holding itself as out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. ASC 946-10-15-7 does not require that the qualifying “investments” be investments into securities. As discussed, the Company’s interests in its JVs are not securities. Similarly, the number of investors, the affiliation between those investors and the Company, and the equity nature of the Company’s shares bear no connection to any consideration under the Tonopah analysis. Likewise, the fact that the Company manages its investments on a fair value basis does not weigh on any of the Tonopah factors. The Tonopah factors mostly focus on the issuer’s downstream activities and how those activities are described to investors.

While the Company acknowledges that there is some commonality in the terminology used in ASC 946 and the Investment Company Act, the Company already provides clear and extensive disclaimers indicating to its investors that, notwithstanding the presentation of the Company’s financial statements in accordance with ASC 946, the Company is not an investment company as defined under the Investment Company Act and that a shareholder’s investments into the Company would not receive the same protections as an investment into a mutual fund or other entity regulated under the Investment Company Act.

For these reasons, the mere use of ASC 946 should not be conflated with the position that the Company is, or is holding itself out as being, primarily engaged in the business of investing, reinvesting, or trading in securities. We refer back to our response in the Prior Letter that addresses in detail why an analysis under Tonopah shows that the Company is not an investment company under Section 3(a)(1)(A). As is discussed therein, the determination of whether a company is holding itself out as being an investment company is made by reference to the totality of the Tonopah analysis, with an emphasis on how a reasonable investor would view the company when considering such factors.

We are not aware of a law, regulatory guidance, or other precedent that would lead to the conclusion that the accounting treatment of a company is a factor in determining whether a company is holding itself out as an investment company under the Investment Company Act. Moreover, the only Tonopah Factor that the Company’s use of ASC 946 would seem to implicate is an issuer’s public representations of policy. Here, the Company’s use of one accounting convention over another is not, and has not been interpreted by the Commission or the staff as being, relevant to or a part of an issuer’s public representations of policy, presumably based on the conclusion that “policy” in that context is limited to the issuer’s business (and, potentially, investment) policy. Accordingly, the Company’s decision to prepare its financial statements in accordance with ASC 946 does not indicate that the Company is, or is holding itself out as being, an investment company for purposes of Section 3(a)(1)(A) of the Investment Company Act.

Conclusions Regarding the Company’s Analysis under ASC 946 and Section 3(a)(1)(A) of the Investment Company Act

In sum, the Company believes its use of investment company accounting is required because the Company meets all of the fundamental and typical characteristics of an investment company as defined by ASC 946. Separately, the Company believes that the use of investment company accounting is the most reasonable and useful presentation of its financial statements for the Company’s investors given the Company’s business strategy of acquiring, owning and controlling Infrastructure Assets across multiple industries in various geographies. Furthermore, ASC 946-10-15-5 is not used to determine investment company under the Section 3(a)(1)(A) of the Investment Company Act.

4.	Please explain why your interests in JVs are not consolidated with your financial statements, citing to Regulation S-X, US GAAP (e.g., ASC 946), and other relevant accounting guidance. In your response, please explain whether (i) the JVs meet the definition of an investment company pursuant to ASC 946 and (ii) the JVs provide services to and/or act as extensions of your business.

As noted above, the Company is an investment company under U.S. GAAP and, accordingly, must apply ASC 946. Pursuant to this application, the Company must evaluate the consolidation criteria within ASC 946 and SEC IM guidance 2014-11 to determine whether it should consolidate the Control JVs. Under ASC 946 and SEC IM guidance 2014-11, consolidation is appropriate only for entities that are substantially or wholly owned investment companies, service providers to the investment company, or substantially or wholly owned entities acting as extensions of the investment company itself. Key considerations in this evaluation include the fact that the Company will generally own a minority economic interest in its Control JVs. While the Company’s amount of economic participation in each Control JV will vary from deal to deal, it is generally expected to be below 50% and, for the foreseeable future, significantly below 50%. Furthermore, the Control JVs do not provide services to the Company, as each Control JV’s purpose is to acquire a single Infrastructure Asset to operate and manage said Infrastructure Asset as the sole part of that Control JV’s business for an indeterminate length of time. Further, the Company cannot unilaterally direct the actions of the Control JVs and therefore the Control JVs should not be construed as extensions of the Company. Only through cooperation with the co-general partner can the Company act through the Control JVs. Even if the Control JVs were construed as extensions of the Company, the minority economic ownership interest held by the Company would preclude consolidation. Lastly, the Company has evaluated the Control JVs, as discussed below, and has deemed them to be operating companies and not investment companies. Based on these factors, the Control JVs do not satisfy the consolidation criteria under ASC 946-810-45-3 and, therefore, should not be consolidated into the Company’s financial statements.

Regarding the accounting treatment of the Control JVs under ASC 946, while the Company applies ASC 946, the Control JVs are not expected to apply these specialized accounting standards. ASC 946-10-15-6 defines an investment company as an entity  that does both of the following:

(1) obtains funds from one or more investors and provides the investor(s) with investment management services and

(2) commits to its investor(s) that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both.

The Control JVs do not provide investment management services to their investors; rather, they are self-managed by co-general partners. Each Control JV has a limited number of investors. In some instances, as few as two, these entities are purpose-created vehicles that make no representations other than their intent to acquire, own, and control the identified Infrastructure Asset. Additionally, the Control JVs lack certain typical characteristics under ASC 946-10-15-7, such as holding more than one investment and having investors that are unrelated parties, since their investors are generally related entities managed or controlled by ISQ. On this basis, the Control JVs do not meet the fundamental and some secondary criteria required of investment companies under ASC 946 and, therefore, should not apply ASC 946.

5.	We note your analysis regarding your status as “that type of investment company known as a ‘special situation’ investment company, whose primary business is to acquire securities for investment with a view to increasing their value and later disposing of them at a profit,” United Stores Corp., 10 S.E.C. 1145 (1942). We have the following related comments:

a. We note your response to our request for you to “address whether you will cause Control JVs to acquire securities primarily for the purpose of making a profit in the sale of their controlled companies’ securities.” Please expand on this discussion to: (i) describe the approximate percentage of your income you expect to be derived, through JVs, from Infrastructure Asset/portfolio company exits—and why; and (ii) clarify why you believe that “[i]f [your] primary purpose in causing [your] Control JVs to acquire Infrastructure Assets was to sell said Infrastructure Assets, then the only measure of [your] success would be realized gains.” (emphasis added)

As noted in our Prior Letter, the Control JVs do not intend to engage in the business of investing, reinvesting, or trading in securities, but engage in the business of owning and holding Infrastructure Assets. As the Company is not term-limited, unlike typical private equity funds, the Company does not need to realize exits or crystalize gains to pay back its investors or otherwise achieve its objective. Both unrealized and realized gains alike will further the Company’s objective, as does generating current income by owning and holding well-performing assets. We cannot predict at this time, because of potential macroeconomic fluctuations and idiosyncratic developments with specific Infrastructure Assets, the approximate percentage of the Company’s income it expects to be derived, through JVs, from Infrastructure Asset/portfolio company exits.

This underscores the fundamental difference between the Company and many investment funds. The sales of assets by a term-limited private equity vehicle is the only way investors can realize returns. Private equity vehicles that fail to drive exits from portfolio companies often have to deal with agitated investors who seek to have their money returned and have issues in the future raising new private equity vehicles. For a private equity fund, realized gains is the only measure of success. The Company does not operate in that paradigm. The Company seeks to generate present income and capital appreciation, whether realized or unrealized, and allows investors to exit on regular cycles that may have no correlation to any dispositions made by the Company.

b. We note your response to our request for you to “describe and discuss whether the Company will, at the time of a Control JV’s acquisition of a portfolio company’s securities, generally expect that the Control JV will at some point in the future sell those securities.” We reissue this request. In this regard, it does not appear that an inability to predict the scale of the company, for example, would preclude you from expecting to sell those securities in the future or otherwise anticipate any future intention to liquidate an investment. In your response, please describe whether you would generally expect—at the time of acquisition—to operate an Infrastructure Asset indefinitely or if, alternatively, you acquire Infrastructure Assets with an understanding of a probable exit horizon for that asset.

We note again our disagreement with the presumption that Control JV’s necessarily acquire securities when acquiring a respective Infrastructure Asset. The Company’s scale is important because inflows of new capital are critical to determinations about portfolio composition.

In our Prior Letter, we note that that it is possible that the Company may hold certain Infrastructure Assets indefinitely. There is no formulaic answer to explain how long the Company may hold its Infrastructure Assets. The Company will evaluate its options situationally and will make the decision that best helps it further its objectives of long-term capital appreciation and generating current income.

For the avoidance of doubt, some Infrastructure Assets may have a natural timetable built in, and so certain assets will be acquired with the expectation that they will not be part of the portfolio indefinitely. For example, a Control JV may be formed to build or acquire, and then subsequently operate, a toll road which requires a concession agreement from a local governmental authority to collect tolls. After a certain period, that concession may end, and the road must be turned over to the government. In that type of scenario, there may be a definite end point in mind at the point of initial investment, but the Company’s considerations are no different than any other participant in those types of industries. Not all business ventures are indefinite.

The Manager, page 3

6.	We note your response to our prior comment 4. We note the disclosure that I Squared formed the Manager. Please disclose when I Squared formed the Manager, and if the Manager has previously managed funds or portfolios of assets, including in which sectors.

Please refer to the Company’s response filed on August 4, 2025.

Share Redemptions, page 23

7.	We have reviewed your response to prior comment 5. While we do not necessarily agree with your analysis or conclusion, we have no further comment at this time.

The Company respectfully acknowledges the Staff’s comment.

8.	We have reviewed your response to our prior comment 6 and maintain that the application of the 2007 Alston & Bird LLP class exemptive relief (or “2007 exemption”) is strictly limited to non-listed REITs. Nevertheless, there may be other ways to ensure compliance with Regulation M and for covered persons, including you, to conduct activities in a manner that will not violate the other anti-manipulation and antifraud provisions, such as sections 9(a) and 10(b), or Rule 10b-5. Moreover, on page 9 of your response letter, you acknowledge that, to the extent you “[e]ngage in redemptions (or other bids or purchases) of the covered security outside of a ‘distribution’ of securities, during the applicable Regulation M ‘restricted period,’ [you] would be responsible for analyzing all relevant facts and circumstances involved to determine whether any redemptions made outside of the distribution qualify for an available exception or other relief under Rule 102.” Please advise.

The Company respectfully acknowledges the Staff’s comment and acknowledges that it will engage in redemptions only to the extent it may do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M, or applicable relief granted thereunder.

Please do not hesitate to call any of Benjamin Wells at (212) 455-2516 or Nicholas Ridley at (202) 636-5826 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	ISQ Open Infrastructure Company LLC

Rajib Chanda

Benjamin Wells

Nicholas Ridley